Mail Stop 6010

January 9, 2008

Philip S. Pesin
Chief Executive Officer
Auriga Laboratories, Inc.
10635 Santa Monica Boulevard, Suite 120
Los Angeles, CA 90025

      Re: Auriga Laboratories, Inc.
             Amendment No. 1 to
             Registration Statement on Form SB-2
             Filed January 7, 2008
             File No. 333-148295

Dear Mr. Pesin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1. Please revise the fourth paragraph in the cover page of your prospectus to clarify that Dutchess is an underwriter. Currently, that paragraph only indicates that the selling stockholders may be deemed to be underwriters. Also, please revise your disclosure on page 31 of your prospectus, under the heading "Selling Security Holders," to delete the word "deemed" in the third sentence. That sentence should read that Dutchess is an underwriter.

Executive Compensation, page 113

2. Your amended filing was made in 2008, therefore your compensation disclosure needs to be updated to reflect the compensation paid during the fiscal year ended December 31, 2007. Please see Item 402 of Regulation S-B.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: William B. Barnett, Esq.
        Law Offices of William B. Barnett
        21550 Oxnard Street, Suite 200
        Woodland Hills, CA 91367